UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EMBARK TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29079J103

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Douglas M. Leone

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

November 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth Fund VII, L.P. (“GFVII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,679,330
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,679,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,679,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“GFVII PF”, collectively with GFVII, the “GFVII Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,106,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,106,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Fund XV, L.P. (“SC XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,631,605
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,631,605

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,631,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P. (“STPQ XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,542,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,542,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture Partners Fund XV, L.P. (“STP XV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 554,099
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 554,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,099
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Sequoia Capital U.S. Venture XV Principals Fund, L.P. (“SC XV PF”, collectively with SC XV, STPQ XV and STP XV, the “SC XV Funds”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,629,646
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,629,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,629,646
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Growth VII Management, L.P. (“GFVII Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

  Shared Voting Power

19,786,180, of which 18,679,330 are Class A Common Stock directly owned by GFVII and 1,106,850 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

	9.	Sole Dispositive Power 0
10.

  Shared Dispositive Power

19,786,180, of which 18,679,330 are Class A Common Stock directly owned by GFVII and 1,106,850 are Class A Common Stock directly owned by GFVII PF. The General Partner of GFVII and GFVII PF is GFVII Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,786,180
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC U.S. Venture XV Management, L.P. (“SC XV Management”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

33,357,958, of which 25,631,605 are Class A Common Stock directly owned by SC XV, 1,542,608 are Class A Common Stock directly owned by STPQ XV, 554,099 are Class A Common Stock directly owned by STP XV and 5,629,646 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

33,357,958, of which 25,631,605 are Class A Common Stock directly owned by SC XV, 1,542,608 are Class A Common Stock directly owned by STPQ XV, 554,099 are Class A Common Stock directly owned by STP XV and 5,629,646 are Class A Common Stock directly owned by SC XV PF. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,357,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), Ltd. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

53,144,138, of which 18,679,330 are Class A Common Stock directly owned by GFVII, 1,106,850 are Class A Common Stock directly owned by GFVII PF, 25,631,605 are Class A Common Stock directly owned by SC XV, 1,542,608 are Class A Common Stock directly owned by STPQ XV, 554,099 are Class A Common Stock directly owned by STP XV and 5,629,646 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

53,144,138, of which 18,679,330 are Class A Common Stock directly owned by GFVII, 1,106,850 are Class A Common Stock directly owned by GFVII PF, 25,631,605 are Class A Common Stock directly owned by SC XV, 1,542,608 are Class A Common Stock directly owned by STPQ XV, 554,099 are Class A Common Stock directly owned by STP XV and 5,629,646 are Class A Common Stock directly owned by SC XV PF. The General Partner of GFVII and GFVII PF is GFVII Management. The General Partner of SC XV, STPQ XV, STP XV and SC XV PF is SC XV Management. SC US (TTGP) is the General Partner of GFVII Management and SC XV Management.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,144,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) OO

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Embark Technology, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 424 Townsend Street, San Francisco, CA 94107.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital U.S. Growth Fund VII, L.P., a Cayman islands limited partnership (“GFVII”); (ii) Sequoia Capital U.S. Growth VII Principals Fund, L.P., a Cayman islands limited partnership (“GFVII PF”, collectively with GFVII, the “GFVII Funds”); (iii) Sequoia Capital U.S. Venture Fund XV, L.P., a Cayman Islands limited partnership (“SC XV”); (iv) Sequoia Capital U.S. Venture Partners Fund XV (Q), L.P., a Cayman Islands limited partnership (“STPQ XV”); (v) Sequoia Capital U.S. Venture Partners Fund XV, L.P., a Cayman Islands limited partnership (“STP XV”); (vi) Sequoia Capital U.S. Venture XV Principals Fund, L.P., a Cayman Islands limited partnership (“SC XV PF”, collectively with SC XV, STPQ XV and STP XV, the “SC XV Funds”); (vii) SC U.S. Growth VII Management, L.P., a Cayman Islands limited partnership (“GF VII Management”); (viii) SC U.S. Venture XV Management, L.P., a Cayman Islands limited partnership (“SC XV Management”) and (ix) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US (TTGP)”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of each of the GFVII Funds and the SC XV Funds is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of GF VII Management is to serve as general partner of the GFVII Funds. The principal occupation or employment of SC XV Management is to serve as general partner of the SC XV Funds. The principal occupation or employment of SC US (TTGP) is to serve as general partner of GF VII Management and SC XV Management.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The GFVII Funds, the SC XV Funds, GF VII Management, SC XV Management and SC US (TTGP) are each organized under the laws of the Cayman Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Immediately prior to November 10, 2021, the Reporting Persons (i) owned preferred stock of Embark Trucks Inc. for which it had paid a total of $68,000,000. In addition, the Reporting Persons had subscribed to purchase 2,000,000 shares of Class A Common Stock from the Company in connection with a private placement by the Company. On November 10, 2021, Embark Trucks Inc. was merged with a wholly owned subsidiary of the Company (the “Merger”), and as a result of the Merger, the preferred stock of Embark Trucks Inc. that the Reporting Persons owned became 51,144,138 shares of the Company’s Class A Common Stock. The Reporting Persons acquired an additional 2,000,000 shares of the Company’s Class A Common Stock in the Company’s private placement referred to above. The funds for the Reporting Persons’ purchase of preferred stock and for the purchase of the Company’s Class A Common Stock in the private placement were capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with management and members of the Board regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 362,474,085 shares of Class A Common Stock stated to be outstanding as of immediately following consummation of the Company’s business combination in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2021. The Reporting Persons may be deemed to beneficially own an aggregate of 53,144,138 shares of Class A Common Stock, which constitutes approximately 14.7% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

GFVII beneficially owns 18,679,330 shares of Class A Common Stock, which represents approximately 5.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GFVII PF beneficially owns 1,106,850 shares of Class A Common Stock, which represents approximately 0.3% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC XV beneficially owns 25,631,605 shares of Class A Common Stock, which represents approximately 7.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

STPQ XV beneficially owns 1,542,608 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

STP XV beneficially owns 554,099 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC XV PF beneficially owns 5,629,646 shares of Class A Common Stock, which represents approximately 1.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

GF VII Management, as the general partner of the GF VII Funds, may be deemed to beneficially own an aggregate of 19,786,180 shares of Class A Common Stock, which represents approximately 5.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC XV Management, as the general partner of the SC XV Funds, may be deemed to beneficially own an aggregate of 33,357,958 shares of Class A Common Stock, which represents approximately 9.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of GF VII Management and SC XV Management, may be deemed to beneficially own an aggregate of 53,144,138 shares of Class A Common Stock, which represents approximately 14.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

On November 10, 2021, the Company, Northern Genesis Sponsor II LLC and certain holders (the “Registration Rights Holders”) of the Company’s securities including the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which among other things, the Company is obligated to prepare and file, within 30 days following the consummation of the business combination, a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and the Company will use its commercially reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, all of the Registration Rights Holders will be entitled to certain demand rights and piggyback registration rights. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 1.1 and incorporated herein by reference.

Subscription Agreement

On June 22, 2021 concurrently with the execution of the Merger Agreement in connection with the Merger, Northern Genesis Acquisition Corp. II and Embark Trucks Inc. entered into subscription agreements with certain PIPE investors, including the Reporting Persons (the “Subscription Agreements”). Pursuant to the terms of the Subscription Agreements, the Company is obligated to file, within 15 business days of the consummation of the business combination, a registration statement registering the resale of certain securities held by or issuable to the PIPE investors (the “PIPE Resale Registration Statement”). The Company is obligated to use its commercially reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the PIPE Resale Registration Statement) following the closing of the business combination and (ii) the 10th business day after the date Company is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 1.2 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1.1	Registration Rights Agreement, dated November 10, 2021, by and among Embark Technology, Inc. Northern Genesis Sponsor II LLC, and certain former stockholders of Embark Trucks Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on November 17, 2021).

1.2	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 17, 2021).

99.1	Joint Filing Agreement dated as of November 19, 2021, by and among the GFVII Funds, the SC XV Funds, GF VII Management, SC XV Management and SC US (TTGP).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2021

SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P.

By: SC U.S. Growth VII Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd. A Cayman Islands limited liability company, Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P.

By: SC U.S. Growth VII Management, L.P.
A Cayman Islands limited partnership,
Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV (Q), L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XV, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SEQUOIA CAPITAL U.S. VENTURE XV PRINCIPALS FUND, L.P.

By: SC U.S. Venture XV Management, L.P. A Cayman Islands limited partnership, Its General Partner By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. GROWTH VII MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC U.S. VENTURE XV MANAGEMENT, L.P.

By: SC US (TTGP), Ltd.
A Cayman Islands limited liability company
Its General Partner

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory

SC US (TTGP), Ltd.

/s/ Douglas Leone
Name: Douglas Leone
Title: Authorized Signatory